Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Select Income REIT for the registration of debt securities, common shares of beneficial interest, preferred shares of beneficial interest, depositary shares and warrants, and to the incorporation by reference therein of our reports dated February 16, 2017, with respect to the consolidated financial statements and schedules of Select Income REIT, and the effectiveness of internal control over financial reporting of Select Income REIT, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, MA
November 20, 2017